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                                                                  EXHIBIT (a)(2)

                         CORE MOLDING TECHNOLOGIES, INC.

                        OFFER TO ACQUIRE ALL OUTSTANDING
                       STOCK OPTIONS FOR NEW STOCK OPTIONS

         Like many stock option programs throughout the country, the stock options granted to certain employees and directors of Core Molding Technologies, Inc. ("Core Molding") for their outstanding contributions to Core Molding have not achieved the substantial value intended of them. Core Molding has, therefore, initiated the program described in this Offer. Core Molding is offering to acquire all of the currently outstanding stock options held by directors and employees of Core Molding (the "Old Options") and, in return, grant to those individuals who tender Old Options new stock options (the "New Options") for 95% of the number of shares covered by their Old Options. The exercise price for the New Options will be equal to the greater of (i) $1.70 per share or (ii) the then current market value of Core Molding's common stock at the time of the grant. The grant of the New Options will occur as soon as practicable after the passage of six months from the date the Old Options are cancelled.

         Any Offeree desiring to tender his or her options for cancellation should complete and sign the letter of transmittal in accordance with the instructions in the letter of transmittal, mail or otherwise deliver it and any other required documents, including the option agreement(s) evidencing your options, to Herman F. Dick, Jr., Treasurer and Chief Financial Officer of Core Molding, at 800 Manor Park Drive, Columbus, Ohio 43228.

         Questions or requests for assistance or for additional copies of this Offer, the letter of transmittal or other offer materials may be directed to Herman F. Dick, Jr. at the address listed above or by telephone at (614) 870-5000.

         The common stock issuable upon exercise of the New Options is listed and traded on the American Stock Exchange under the symbol "CMT". As of June 3, 2003, the closing price of Core Molding common stock, as reported on the American Stock Exchange, was $2.11 per share. Core Molding urges you to obtain current market quotations for Core Molding common stock.

         THE OFFER AND WITHDRAWAL RIGHTS DESCRIBED IN THIS OFFER EXPIRE
   AT 5:00 P.M., EASTERN TIME, ON JUNE 27, 2003, UNLESS THE OFFER IS EXTENDED.

         NEITHER CORE MOLDING NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU, NOR HAS CORE MOLDING AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON ITS BEHALF, AS TO WHETHER TO TENDER YOUR OLD OPTIONS FOR CANCELLATION. CORE MOLDING HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CORE MOLDING. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR OLD OPTIONS.

                                  JUNE 6, 2003

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                                    THE OFFER

         Upon the terms and subject to the conditions described in this Offer and in the accompanying letter of transmittal, Core Molding will accept for cancellation, and will cancel (unless properly withdrawn), all of those currently outstanding options to purchase shares of Core Molding common stock (the "Old Options"). You may tender for cancellation all or any portion of your Old Options. This offer is not conditioned on any minimum number of Old Options being tendered. You may, at any time prior to the Expiration Date (See the section below entitled "Procedure for Tendering Options"), withdraw the tender of your Old Options (See the section below entitled "Withdrawal Rights").

         Upon tender and cancellation of your Old Options, you will be entitled to receive a grant of new options to purchase shares of common stock carrying an option price equal to the greater of (i) $1.70 per share or (ii) the then current market value of Core Molding common stock at the time of such grant (the "New Options"). You will be entitled to receive New Options on a 0.95-for-one basis for each Old Option tendered for cancellation. If you are an employee of Core Molding, then your New Options will be issued under Core Molding's Amended and Restated Long-Term Equity Incentive Plan (the "Plan"). (See the sections below entitled "Conditions to Offer" and "Grant of New Options.")

         The grant of the New Options will occur as soon as practicable after the passage of six months from the date the Old Options are cancelled, and no sooner. The option price associated with the New Options will be equal to the greater of (i) $1.70 per share or (ii) the then current market value of the Core Molding common stock at the time such grant. As a result, offerees who elect to participate in this Offer will be subject to the risk that the market value of Core Molding common stock may rise by the time of the grant of the New Options to a point in excess of the option price associated with the tendered Old Options.

CONDITIONS TO OFFER.

         An offeree must remain an employee or director of the Company throughout the period prior to the date on which the new options are granted. In the event an offeree's employment or his or her directorship is terminated prior to the date on which the new options are granted, that offeree will lose his or her right to receive a grant of new options and will receive nothing in return for the options tendered by him or her.

PURPOSE OF THE OFFER.

         Core Molding believes that its outstanding stock options, though currently exercisable, are not achieving the purpose for which they were intended because they carry option prices that are significantly higher than the current market price for Core Molding common stock, effectively causing them to have little or no real value. By making this offer, Core Molding expects to be able to provide better performance incentives to its employees and thereby maximize shareholder value.

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PROCEDURE FOR TENDERING OPTIONS.

         Offerees who desire to participate in this offer and tender their Old Options for cancellation must complete and sign the accompanying letter of transmittal and deliver it, together with any other required documents, including your option agreement(s) evidencing the Old Options to be tendered, to:

                         Core Molding Technologies, Inc.
                            Attn: Herman F. Dick, Jr.
                              800 Manor Park Drive
                              Columbus, Ohio 43228

         YOUR COMPLETED LETTER OF TRANSMITTAL MUST BE RECEIVED BY CORE MOLDING AT THE ADDRESS LISTED ABOVE NO LATER THAN 5:00 P.M., EASTERN TIME, JUNE 27, 2003 (the "Expiration Date"). In order to be valid, your completed letter of transmittal must state the number of Old Options that you wish to tender for cancellation.

WITHDRAWAL RIGHTS.

         You may withdraw your tendered Old Options at any time before 5:00 p.m., Eastern Time, on the Expiration Date. If the offer is extended by Core Molding, you may withdraw your tendered Old Options at any time until the expiration of the offer as extended.

         To withdraw tendered Old Options, you must deliver a written notice of withdrawal to Core Molding at the address listed above in the section entitled "Procedure for Tendering Options." Your written notice of withdrawal must state the number of tendered Old Options that you wish to withdraw and include an affirmative statement that you are withdrawing such number of tendered Old Options.

CANCELLATION OF OLD OPTIONS.

         As soon as practicable after the Expiration Date, Core Molding will cause to be cancelled all of the Old Options tendered to it in connection with this offer.

         The Old Options that are the subject of this offer are stock options that were granted by Core Molding to certain directors and employees of Core Molding under the Plan (see the description of the Plan attached to this Offer as Exhibit A).

         The total number of Old Options currently outstanding and that are subject to this offer is 1,171,500.

GRANT OF NEW OPTIONS.

         New Options issued to employees of the Company will be granted under the Plan, subject to the terms and conditions governing the Plan (See Exhibit A to this Offer for a description of

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the Plan). New Options granted to non-employee directors will be granted outside of the Plan. The New Options will be granted on a 0.95-for-one basis for each Old Option tendered for cancellation. The Company's Compensation Committee will determine at the time of the grant of the New Options the terms and conditions of the New Options, consistent (in the case of employees) with the terms of the Plan, including the vesting period associated with such options; provided, however, that you will be immediately vested in the New Options in the same proportion and to the same extent as you were under the Old Options.

         The New Options will be granted as soon as practicable after the passage of six months from the date the Old Options were cancelled. The option price associated with the New Options will be determined at the time of the grant and will be equal to the greater of (i) $1.70 per share or (ii) the then current market value of Core Molding common stock at the time of such grant. As a result, offerees who elect to participate in this offer and tender Old Options for cancellation will be subject to the risk that the market value of Core Molding common stock at the time of the grant of the New Options may have risen to a point in excess of the option price associated with the Old Options that they tender for cancellation.

         An offeree must remain an employee or director of the Company throughout the period prior to the date on which the new options are granted. In the event an offeree's employment or his or her directorship is terminated prior to the date on which the new options are granted, that offeree will lose his or her right to receive a grant of new options and will receive nothing in return for the options tendered by him or her. (See the section above entitled "Conditions to Offer.")

ACCOUNTING TREATMENT.

         Core Molding does not believe that it will incur any compensation expense solely as a result of the transactions contemplated by this Offer. The New Options will not be granted any sooner than at least six months and one day after the tendered Old Options are cancelled and the option price of the New Options will be equal to or greater than the market value of the underlying Core Molding common stock on the date of such grant. Therefore, those offerees who elect to participate in this offer will be subject to the risk that the market value of Core Molding's common stock at the time of the grant of the New Options may have increased to a point in excess of the option price associated with the tendered Old Options.

FEDERAL INCOME TAX CONSEQUENCES.

         The following is a general summary of the material federal income tax consequences of the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of

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the offer, all of which are subject to change, possibly on a retroactive basis.
This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

         Offerees who tender Old Options will not be required to recognize income for federal income tax purposes at the time of the tender. Furthermore, upon the grant of New Options, the offerees will not be required to recognize additional income for federal income tax purposes. We believe that the tender of Old Options for New Options should not be taxable to the offerees.

         If an offeree tenders incentive stock options, the New Options will be granted as incentive stock options to the extent they qualify. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a non-incentive stock option. If the exercise price of the New Options is equal to or less than the exercise price of the Old Options tendered, the New Options should qualify as incentive stock options to the extent that the Old Options tendered qualified as incentive stock options before being tendered. If the New Options have a higher exercise price than some or all of the offeree's Old Options, or if additional incentive stock options are granted after an offeree tenders Old Options for exchange but before the New Options are granted, a portion of the New Options may exceed the limits for incentive stock options.

         We recommend that you consult your own tax advisor with respect to the Federal, state and local tax consequences of participating in the offer.

FURTHER INFORMATION.

         For more information regarding the offer, see Core Molding's Tender Offer Statement on SEC Schedule TO, a copy of which accompanies this Offer.

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                                    EXHIBIT A

              AMENDED AND RESTATED LONG-TERM EQUITY INCENTIVE PLAN

         OVERVIEW OF PLAN

         The purpose of the Plan is to attract and retain key personnel, including key employees and directors of the Corporation, and to enhance their interest in the Corporation's continued success. The Plan provides for the grant of incentive and nonqualified stock options, restricted stock, stock appreciation rights ("SARs") and performance shares (individually, an "Award" or, collectively, "Awards"). No Award under the Plan may be granted after December 31, 2006. The maximum number of shares of common stock available to be issued under the Plan is 3.0 million. The maximum number of shares of common stock (including SARs) for which certain individuals (including the Chief Executive Officer and certain other officers) may receive Awards is currently limited to 200,000 shares of common stock over a one-year period. The shares of common stock to be delivered under the Plan will be made available from authorized but unissued common stock or from common stock held in treasury. The Plan contains customary provisions with respect to adjustments for stock splits and similar transactions and the rights of participants upon mergers and other business combinations. The Board of Directors approved the original Plan on March 21, 1997 and the Corporation's stockholders approved the original Plan on May 29, 1997. In June 2000, the Board of Directors and the Corporation's stockholders approved the existing Plan, which, among other things, increased the maximum number of shares available to be issued under the Plan from 1.5 million to 3.0 million.

         ADMINISTRATION OF PLAN

         The Plan provides that it is to be administered by the Compensation Committee of the Board of Directors (the "Committee"); however, the Plan is presently being administered by the entire Board because the Corporation does not currently have a Compensation Committee. The Committee has the discretion to select from among eligible employees those to whom Awards are granted and to determine the size and type of each Award, as well as the terms and conditions applicable to each Award. The Awards are subject to vesting according to vesting schedules established by the Committee. The Committee also has the sole and complete authority to interpret the provisions of the Plan. The Committee's decisions are binding on the Corporation and the participants in the Plan. Key employees of the Corporation and any subsidiaries of the Corporation who can make substantial contributions to the successful performance of the Corporation are eligible to be granted Awards under the Plan. The Committee's determinations of which eligible individuals are granted Awards and the terms thereof are generally based on each individual's present and potential contribution to the success of the Corporation and its subsidiaries. Approximately 120 employees and all non-employee directors participate in various portions of the Plan.

         STOCK OPTIONS

         The Committee may grant both non-qualified stock options and incentive stock options to eligible employees. The Committee has discretion to fix the exercise price of such options, which, in the case of an incentive stock option, may not be less than the fair market value of the common stock at the date of grant. In the case of an incentive stock option granted to a 10% stockholder of the Corporation, the exercise price may not be less than 110% of the fair market value of the common stock at the date of grant. The Committee also has broad discretion as to the terms and conditions under which options will be exercisable. Incentive stock options expire not later than ten

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years after the date on which they were granted (or five years in the case of an incentive stock option granted to a 10% stockholder of the Corporation). The exercise price of the options may be satisfied in cash or, in the discretion of the Committee, by exchanging shares of common stock owned by the optionee, or by a combination of the preceding.

         DIRECTOR OPTIONS

         Under the Plan, each director who was not then an employee of the Corporation or of a subsidiary received on or about April 16, 1997 a one-time grant of a non-qualified stock option to purchase 35,000 shares of common stock at an exercise price equal to the fair market value of such common stock on the date of grant. Thereafter, each newly elected non-employee director is entitled under the Plan to receive a similar grant of options on the first business day after such director's election to the Board. A director option is exercisable until the earlier of (i) the tenth anniversary of the date of grant and (ii) 12 months after the date the director ceases to be a director; provided, however, that if a director ceases to be a director after having been convicted of, or pled guilty or nolo contendere to, a felony, the director option will be canceled on the date the director ceases to be a director. Each director option vests at the rate of 20% per year on each anniversary of the date of grant, and any unvested options are forfeited if the director terminates his or her service on the Board prior to satisfaction of such vesting requirement. The exercise price of the director options may be satisfied in cash or by exchanging shares of common stock owned by the director, or by a combination of cash and shares of common stock.

         RESTRICTED STOCK AWARDS

         An award of restricted stock is an Award of shares of common stock that is subject to such restrictions as the Committee deems appropriate, including forfeiture conditions and restrictions on transfer for a period specified by the Committee. Awards of restricted stock may be granted under the Plan for or without consideration. Restrictions on restricted stock may lapse in installments based on factors selected by the Committee. The Committee, in its sole discretion, may waive or accelerate the lapsing of restrictions in whole or in part. Prior to the expiration of the restricted period, except as otherwise provided by the Committee, a participant who has been granted restricted stock has, from the date of grant, the rights of a stockholder of the Corporation in respect of such common stock, including the right to vote such common stock and to receive dividends and other distributions thereon, subject to the restrictions set forth in the Plan and in the instrument evidencing such Award. The shares of restricted stock are held by the Corporation, or by an escrow agent designated by the Corporation, during the restricted period and may not be sold, assigned, transferred, pledged or otherwise encumbered until the restrictions have lapsed. The Committee has authority to determine the duration of the restricted period and the conditions under which restricted stock may be forfeited, as well as the other terms and conditions of such awards.

         PERFORMANCE SHARE AWARDS

         A performance share award is an Award of a number of units that represent the right to receive a specified number of shares of common stock or cash, or both, upon satisfaction of certain specified performance goals, subject to such terms and conditions as the Committee determines. Performance Awards are earned to the extent such performance goals established by the Committee are achieved over a period of time specified by the Committee. The Committee has discretion to determine the value of each performance Award, to adjust the performance goals as it deems

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equitable to reflect events affecting the Corporation or changes in law or accounting principles or other factors, and to determine the extent to which performance Awards that are earned may be paid in the form of cash, common stock or a combination of both.

         STOCK APPRECIATION RIGHTS

         The Committee, in its discretion, may grant an SAR, either alone or in conjunction with any incentive stock option or non-qualified stock option granted under the Plan. An SAR granted in conjunction with a stock option may be granted at the time the option is granted or, in the case of non-qualified stock options, at a later date with respect to an existing option. In the event of the exercise of an SAR granted in conjunction with a stock option, the obligation of the Corporation in respect of the stock option to which the SAR relates (or such portion thereof) is discharged by payment of the SAR so exercised. No SAR granted in conjunction with an incentive stock option may exceed the difference between 100% of the then fair market value on the date of exercise of the common stock subject to such incentive stock option or portion thereof surrendered by the optionee, and the aggregate option exercise price of such common stock. The Committee may provide for the payment of an SAR in cash, in common stock valued at fair market value as of the date of exercise, or in any combination thereof.

         The Committee has broad discretion as to the specific terms and conditions of each Award and any rules thereto, including the effect, if any, of a change in control of the Corporation. The terms of each Award are to be evidenced by a written instrument delivered to the participant. The common stock issued under the Plan is subject to applicable tax withholding by the Corporation which, to the extent permitted by Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be satisfied by the withholding of shares of common stock issuable under the Plan. Any Awards granted under the Plan may not be assigned or transferred except by will or the laws of descent and distribution.

         AMENDMENT OR TERMINATION OF THE PLAN

         The Plan may be amended or terminated at any time by the Board of Directors; provided, however, that no such amendment or termination may adversely affect an optionee's or grantee's rights under any Award theretofore granted under the Plan, except with the consent of such optionee or grantee, and except that no amendment may be made without stockholder approval if the Committee determines that such approval is necessary to comply with any tax or regulatory requirement, including any approval that is required as a prerequisite for exemptive relief from Section 16 of the Exchange Act, for which or with which the Committee determines that it is desirable to qualify or comply.

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         CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

         Stock options. When an optionee exercises a non-qualified stock option, the difference between the option price and any higher fair market value of the shares of common stock, generally on the date of exercise, will be ordinary income to the optionee and generally will be allowed as a deduction for federal income tax purposes to the Corporation. Any gain or loss realized by an optionee on disposition of the common stock acquired upon exercise of a non-qualified stock option generally will be capital gain or loss to such optionee, long-term or short-term depending on the holding period, and will not result in any additional tax consequences to the Corporation. The optionee's basis in the common stock for determining gain or loss on the disposition will be the fair market value of such common stock determined generally at the time of exercise.

         When an optionee exercises an incentive stock option while employed by the Corporation or a subsidiary or, to the extent permitted under the specific provisions of the Plan, within three months (one year for death or disability) after termination of employment, no ordinary income will be recognized by the optionee at that time, but the excess (if any) of the fair market value of the common stock acquired upon such exercise over the option exercise price will be an adjustment to taxable income for purposes of the federal alternative minimum tax applicable to individuals. If the shares of common stock acquired upon exercise of the incentive stock option are not disposed of prior to the expiration of one year after the date of acquisition and two years after the date of grant of the option, the excess (if any) of the sales proceeds over the aggregate option exercise price of such shares of common stock will be long-term capital gain, but the employer will not be entitled to any tax deduction with respect to such gain. Generally, if the shares of common stock are disposed of prior to the expiration of such periods (a "disqualifying disposition"), the excess of the fair market value of such common stock at the time of exercise over the aggregate option price (but not more than the gain on the disposition if the disposition is a transaction on which a loss, if realized, would be recognized) will be ordinary income at the time of such disqualifying disposition (and the Corporation will generally be entitled to a federal income tax deduction in like amount). Any gain realized by the optionee as a result of a disqualifying disposition that exceeds the amount treated as ordinary income will be capital in nature, long-term or short-term depending on the holding period. If an incentive stock option is exercised more than three months (one year after death or disability) after termination of employment, the tax consequences are the same as described above for non-qualified options.

         Restricted stock. In the absence of an election by a participant pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended (the "Code"), the grant of restricted common stock will not result in taxable income to the participant or a deduction for the Corporation in the year of grant. The value of such restricted common stock will be taxable to the participant in the year in which the restrictions lapse. Alternatively, a participant may elect to treat as income in the year of grant the fair market value of the restricted common stock on the date of grant pursuant to Section 83(b) of the Code, by making the election within 30 days after the date of such grant. If such an election were made, such participant would not be allowed to deduct at a later date the amount included as taxable income if he or she should forfeit the restricted common stock to the Corporation. The Corporation will generally be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the participant in the year such income is recognized. Prior to the lapse of restrictions, dividends paid on the common stock subject to such restrictions will be taxable to the participant as additional compensation in the year received free of restrictions, and the Corporation will be allowed a corresponding federal income tax deduction.

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         SARs. A participant is not taxed upon the grant of SARs. Rather, participants will generally be taxed upon the exercise date, at ordinary income tax rates, on the amount of cash received and the fair market value of any shares of common stock received. However, if the sale of shares of common stock could subject a participant to liability under Section 16(b) of the Exchange Act, such participant generally will not recognize ordinary income with respect to such common stock until the participant is no longer subject to such liability, at which time the participant will recognize ordinary income in an amount equal to the fair market value of the shares of common stock on such date.

         Special rules. Special rules apply to a participant who is subject to
Section 16 of the Exchange Act. Certain additional special rules apply if the exercise price for a stock option is paid in shares of common stock previously owned by the optionee rather than in cash and if the Award is held, following the death of a participant, by the executors of the participant's estate.

         OTHER MATTERS

         The Plan is designed so that particular Awards may comply with Section 162(m) of the Code. Section 162(m) of the Code prohibits a publicly held corporation, such as the Corporation, from claiming a deduction on its federal income tax return for compensation in excess of $1 million paid for a given fiscal year to the chief executive officer (or person acting in that capacity) at the close of the corporation's fiscal year and the four most highly compensated officers of the corporation, other than the chief executive officer, at the end of the corporation's fiscal year who receive compensation in excess of $100,000. The $1 million compensation deduction limitation does not apply to "performance-based compensation". To the extent that any Award is designed to comply with Section 162(m) of the Code, the Committee shall satisfy the requirements contained in Section 1.162-27(c)(4) of the final regulations promulgated by the Internal Revenue Service under Section 162(m) (the "Final Regulations"). The Final Regulations set forth a number of additional provisions which compensatory plans must contain if the compensation paid thereunder is to qualify as "performance-based" for purposes of Section 162(m). The Plan is intended to satisfy the requirements of the Final Regulations with respect to Awards granted thereunder.